
January 23, 2023

Martina Cheung
President
S&P Global Inc.
55 Water Street
New York, New York 10041

> **Re: S&P Global Inc.**
> **Registration Statement on Form S-4**
> **Filed January 13, 2023**
> **File No. 333-269236**

Dear Martina Cheung:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services